UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02044819

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission File Number: 0-238001

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

LACROSSE FOOTWEAR, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LACROSSE FOOTWEAR, INC.
18550 N.E. Riverside Parkway
Portland, Oregon 97230

REQUIRED INFORMATION

The following financial statements and schedules of the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT
SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

CONTENTS

DECEMBER 31, 2001

Hawkins, Ash, Baptie & Company, LLP
Certified Public Accountants ◆ Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
LaCrosse Footwear, Inc. Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hawkins, Ash, Baptie + Co., LLP

La Crosse, Wisconsin
June 20, 2002

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	
ASSETS	2001	2000
Investments, at fair value		
Common stock	$ 93,203	$ 113,125
Value of interest in common trust and mutual funds		
First American Equity Index Fund	529,506	1,030,812
Brandywine Fund	1,603,653	2,313,647
Nueberger Berman Guardian Fund	418,919	455,709
Firstar Select Equity Growth Fund	2,046,839	3,310,507
Heartland Value Fund	326,506	225,534
Firstar Growth & Income Fund	108,917	131,334
American Century Ultra Fund	194,187	413,398
Janus Investment Mercury Fund	321,029	637,520
Firstar Total Return Bond Fund	84,790	60,188
	$ 5,727,549	$ 8,691,774
Receivables		
Pending trades	$ 53,739	$ 1,498,311
Employer contributions	26,224	26,527
Participant contributions	31,881	52,173
Accrued interest and dividends	3,298	8,244
	$ 115,142	$ 1,585,255
Cash and cash equivalents	$ 2,111,463	$ 1,431,134
TOTAL ASSETS	$ 7,954,154	$ 11,708,163
LIABILITIES		
Pending trades	$ 569	$ 18,029
NET ASSETS AVAILABLE FOR BENEFITS	**$ 7,953,585**	**$ 11,690,134**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,	
	2001	2000
ADDITIONS		
Additions to Net Assets Attributed to Investment Income:		
Net (depreciation) appreciation in fair value of investments	$ (1,138,485)	$ 27,807
Interest and dividends	127,875	214,778
Employer contributions	143,651	259,329
Participant contributions	467,381	681,115
Rollover contribution	254	--
Transfers between funds	25,638	45,398
TOTAL ADDITIONS	$ (373,686)	$ 1,228,427
DEDUCTIONS		
Deductions in Net Assets Attributed to:		
Benefits paid	$ 3,304,084	$ 1,421,080
Administrative expenses	33,141	50,422
Transfers between funds	25,638	45,398
TOTAL DEDUCTIONS	$ 3,362,863	$ 1,516,900
NET (DECREASE)	$ (3,736,549)	$ (288,473)
Net Assets Available for Benefits		
Beginning of year	11,690,134	11,978,607
END OF YEAR	**$ 7,953,585**	**$ 11,690,134**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Plan Description

The following brief description of the plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Effective Date - The LaCrosse Footwear, Inc. Employees' Retirement Savings Plan (Trust) became effective January 1, 1957.

General - The plan is a defined contribution plan covering all employees of LaCrosse Footwear, Inc. and Danner Shoe Manufacturing Company, who meet the eligibility requirements and elect to participate in the plan, with the exception of the employees of the collective bargaining unit.

The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, ("ERISA").

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the company's contribution and, (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings, thereon. Participants are vested in the employer-matching contributions plus actual earnings after three years of credited service.

Forfeited Accounts - At December 31, 2001, forfeited non-vested accounts totaled $11,931. These accounts will be used as soon as administratively possible, to reduce future employer contributions in 2002.

Payment of Benefits - On termination of service, a participant may elect to receive:

1) A lump-sum amount equal to the value of his or her vested account balance.
2) In annual installments of at least $1,000 for a period not to exceed 10 years.
3) Any combination of the foregoing.

NOTE 2 - Summary of Significant Accounting Policies

Investment Administration and Valuation - The activities of the Trust are administered by an outside, independent trustee. The investments of the plan are accounted for on a market value basis. The fair values as presented on the statement of net assets available for benefits are as determined by the trustee.

Administrative Expenses - All administrative expenses may be paid out of the trust fund unless paid by the plan sponsor. The Trust paid administrative expenses of $33,141 and $50,422, respectively, during 2001 and 2000.

NOTE 2 - Summary of Significant Accounting Policies - Continued

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3 - Funding Policy

Participants may elect to contribute up to 15 percent of their annual compensation as defined by the plan document. Each participating employer shall make employer-matching contributions in an amount equal to the stated percentage as follows:

LaCrosse Footwear, Inc.	40 percent of the first 5 percent of compensation deferred
Danner Shoe Manufacturing Co.	100 percent of the first 2 percent of compensation deferred
Others	100 percent of the first 2 percent of compensation deferred

The plan also allows participating employers to make discretionary contributions as defined by the plan document. For the plan years ending December 31, 2001 and 2000, Danner Shoe Manufacturing Co., made discretionary profit sharing contributions of $16,496 and $11,204 , respectively.

NOTE 4 - Plan Termination

Although it has not expressed any intent to do so, the company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. Participant's accounts may be transferred to a successor plan or held in the trust fund until the participant's retirement, death or other termination of employment. If payment of benefits is deferred, participants will continue to share in the investments gains and losses and administrative expenses of the trust fund until the valuation prior to the time that benefits are received.

NOTE 5 - Investments

The plan's investments are held by a bank-administered trust fund. The following table presents investments that represent 5 percent or more of the plan's net assets.

NOTE 5 - Investments - Continued

Investments at fair value as determined by quoted market price:

	DECEMBER 31,			
	2001		2000	
	SHARES	FAIR MARKET	SHARES	FAIR MARKET
Value of interest in common trust and mutual funds:				
First American Equity Index Fund*	24,640	$ 529,506	11,911	$ 1,030,812
Brandywine Fund	68,679	1,603,653	78,722	2,313,647
Nueberger Berman Guardian Fund	29,011	418,919	**	**
Firstar Select Equity Growth Fund*	88,783	2,046,839	126,418	3,310,507
Janus Investment Mercury Fund	**	**	21,487	637,520

* Represents party in interest transaction
** Investment is less than 5 percent of the plan's net assets

During 2001 and 2000, the plan's investments (depreciated) appreciated in value by $(1,138,485) and $27,807, respectively. For financial statement purposes, realized gains and losses are calculated using historical cost figures. IRS Form 5500 reflects realized gains and losses using revalued cost figures as of the beginning of the plan year. The (depreciation) appreciation in value is composed of aggregate realized and unrealized (loss) gain as follows:

	YEAR ENDED DECEMBER 31,	
	2001	2000
Realized	$ (265,115)	$ 1,686,545
Unrealized	(873,370)	(1,658,738)
TOTAL	$ (1,138,485)	$ 27,807

The (depreciation) appreciation by major class of investment is as follows:

	2001	2000
Common stocks	$ (2,571)	$ (43,668)
Common trust funds	(410,520)	376,546
Mutual funds	(725,394)	(305,071)
TOTAL	$ (1,138,485)	$ 27,807

NOTE 6 - Tax Status

The plan obtained its latest determination letter on August 9, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan Administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE 7 - Plan Amendment

Effective January 1, 2002, the plan provided for an employer-matching contribution for Danner Shoe Manufacturing Company's employees equal to 50 percent of the first 4 percent of compensation deferred (for a maximum employer-matching contribution of 2 percent). Prior to January 1, 2002, the plan provided for an employer-matching contribution equal to 100 percent of the first two percent of compensation deferred (for a maximum employer-matching contribution of 2 percent).

NOTE 8 - Transactions With Parties-in-Interest

Fees for legal and professional services rendered to the plan may be paid for by the company at its discretion. The plan invests in certain common trust and mutual funds that are managed by the plan Trustee. Also, transactions involving LaCrosse Footwear, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 9 - Fund Name Change

In 2001, the Firstar Equity Index Fund name was changed to First American Equity Index Fund.

SUPPLEMENTAL INFORMATION

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001
PLAN 003
39-1446816

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	Common Stock	LaCrosse Footwear, Inc.	$ 211,032	$ 93,203
*	Common Trust Funds	Firstar Select Equity Growth Fund	1,667,103	2,046,839
*	Common Trust Funds	Firstar Total Return Bond Fund	83,623	84,790
*	Common Trust Funds	Firstar Growth & Income Fund	120,302	108,917
*	Mutual Funds	First American Equity Index Fund	581,994	529,506
	Mutual Funds	Brandywine Fund	2,212,233	1,603,653
	Mutual Funds	Nueberger Berman Guardian Fund	559,883	418,919
	Mutual Funds	Heartland Value Fund	305,752	326,506
	Mutual Funds	American Century Ultra Fund	274,973	194,187
	Mutual Funds	Janus Investment Mercury Fund	580,391	321,029
	Cash/Money Market Funds	Cash & Cash Equivalents	2,111,463	2,111,463
				$ 7,839,012

SCHEDULE OF INVESTMENT ASSETS
THAT WERE BOTH ACQUIRED AND
DISPOSED OF WITHIN THE PLAN YEAR

(a) Identity of Issue	(b) Description	(c) Cost of Acquisition	(d) Proceeds of Dispositions

NONE

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2001
PLAN 003
39-1446816

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental
	Firstar Institutional Money Market Fund	$ 1,964,760	$ --	$ --
	Firstar Institutional Money Market Fund	--	1,345,441	--
	Firstar Select Equity Growth Fund	--	1,058,936	--

(f) Expenses Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
$ --	$ --	$ --	$ --
--	1,345,441	1,345,441	--
--	849,812	1,058,936	209,124

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, LaCrosse Footwear, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, and State of Oregon, on the 28th day of June, 2002.

**LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT
SAVINGS PLAN**

By:____________________________________

Joseph P. Schneider
President and Chief Executive Officer
LaCrosse Footwear, Inc.

001.1230207.1

EXHIBIT INDEX

LACROSSE FOOTWEAR, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 11-K

001.1230207.1

Exhibit (23.1)

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation of our report included in this Form 11-K into LaCrosse Footwear Inc.'s Registration Statement on Form S-8, Registration No. 33-77516, filed on April 8, 1994.

Hawkins, Ash, Baptie & Co., LLP
HAWKINS, ASH, BAPTIE & COMPANY, LLP

June 25, 2002
La Crosse, Wisconsin

01.1230207.1